FILED AS CORRESPONDENCE ON EDGAR
AND SENT BY FAX

October 4, 2007

Mr. Terence S. O`Brien

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-7010

RE: SEC Letter dated September 25, 2007 regarding CPS Technologies Corporation Form 10-K for Fiscal Year Ended December 30, 2006, Form 10-Q for the Fiscal Quarter Ended June 30, 2007; File No. 000-16088

Dear Mr. O`Brien:

Thank you for your letter referenced above. Please find below in italics your requests from the above referenced letter; our responses follow in non-italics.

1. Liquidity and Capital Resources. Please revise your liquidity and capital resources disclosures, in future filings, to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. In this regard, your current disclosure appears to be a recitation of financial statement balances. Refer to guidance presented in Part IV of SEC Release 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations". For example, please disclose why your accounts receivable increased 137% from December 31, 2005 to December 31, 2006 while your total revenue only increased 66% in 2006. Consider disclosing your days sales outstanding year over year to allow your readers to better understand the increase in your accounts receivable. Also explain the significant increase in your inventory and accounts payable balances year over year. These are illustrative examples and are not comprehensive.

I confirm that we will revise our liquidity and capital resources disclosures in future filings to discuss the underlying reasons for the changes in the account balances that affect our cash balances.

Our accounts receivable increased 137% from December 31, 2005 to December 31, 2006 because of increases in and the timing of product shipments rather than changes in days sales outstanding. Our annual revenues increased 66% year to year, but Q4 2006 revenues increased 79% over Q4 2005 and the increase in Q4 2006 revenues occurred mainly in the last month of the quarter rather than evenly throughout the quarter resulting in increased accounts receivable as of the end of our fiscal year.

Our inventory increased because our customers requested higher levels of consigned inventory at the end of the year, particularly to support a new product introduction; our accounts payable balances increased because of the purchases needed to produce the inventory requested by our customers.

  In future filings, please disclose the amount of your consigned inventory at the end of each period presented. In this regard, we note your inventory balance increased from $746,643 at December 31, 2005 to $1.4 million at June 31, 2007 which you indicated in your Form 10-Q for June 30, 2007 was a result of an increase in consignment inventory.

  I confirm that we will disclose the amount of consigned inventory at the end of each period presented in future filings.

  We note your disclosure in the business section that discusses the fact that your customers purchase prototype and evaluation quantities of your products before purchasing production volumes. Please tell us the terms of these arrangements, including any return rights the customers may have if they are not satisfied with the prototypes or acceptance provisions that purport to be for trial or evaluation purposes and how you have considered these rights when recognizing revenue. Tell us how your revenue recognition for these items complies with SAB Topic 13A3.

As stated in our 2006 Annual Report on Form 10K, "Application of Critical Accounting Policies" we recognize revenue when the four basic criteria outlined in SAB No. 104 are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services rendered; 3) the price to the buyer is fixed and determinable; and 4) collectibility is reasonably assured.

Our customers typically purchase all parts from us, irrespective of whether those parts are prototypes, evaluation samples, or production parts, using exactly the same purchase order (PO) form and specifying exactly the same terms. The customers` return rights in all cases are exactly the same - if the part does not meet specification they can return the part for replacement or refund. Every PO includes a detailed specification for each part (e.g., dimensions, dimensional tolerances, surface finish, etc.) We certify that the parts meet that specification with each shipment; if, upon incoming inspection, the customer determines the part does not meet that specification they can return the part for replacement or a refund.

SAB Topic 13A3 addresses delivery and performance implications for revenue recognition. Our revenue recognition is fully consistent with this guidance. Specifically referring to SAB Topic 13(A)3 and our revenue recognition policies:

  Bill and hold arrangements. We have no bill and hold arrangements. (We do not bill consigned inventory; we bill only when the customer takes ownership).
  Customer acceptance. There is no uncertainly regarding customer acceptance: they can return the product only if it does not meet the specification in the PO. They can`t return the product for any other reason, for example, if they cancel their program or if they test the part in their system and the performance is not acceptable. There are no arrangements or acceptance provisions other than that the part must meet specification.
  Inconsequential or perfunctory performance obligations. There are none.
  Licensee fee revenue. There is none.
  Layaway sales arrangements. There are none.
  Non-refundable up-front fees. There are none.
  Deliverables within an arrangement. There are none other than the product itself.

By way of further background, we make components which OEMs purchase as part of their bills of material for the systems they produce. When OEMs are designing and evaluating new systems, they will purchase components from us to build and test these systems. They will develop an initial design, purchase 5-10 pieces made to that design from us, assemble 5-10 systems, test those systems and then they may decide to change the design of the component(s) they are buying from us. They then place a new PO for new parts made to the new design. Eventually they will finalize the design and place additional POs for production quantities. Each of these POs is an entirely independent contract; each PO typically has the same terms and conditions as other POs from that customer.

4. We note your discussion under Specific Markets and Products that you discuss in detail: Lids and Heat Spreaders for High-Performance Microprocessors, Application-Specific Integrated Circuits and Other Integrated Circuits, Wireless Communications Infrastructure Applications, Motor Controller Applications and Other Electronics Applications. In addition, we note your disclosures in your Form 10-Q for the quarterly period ended June 30, 2007, under Results of Operations for the Second Fiscal Quarter of 2007 Compared to the Second Fiscal Quarter of 2006, that, "revenue growth was strongest in lids and heat spreaders, revenue from baseplates used in motor controllers also increased while revenue from cellular telephone basestations declined. In light of the above, tell us what consideration you have given to providing revenue information by product pursuant to paragraph 37 of SFAS 131.

Paragraph 37 of SFAS 131 states "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so... if providing the information is impracticable, that fact shall be disclosed".

It is impracticable to disclose revenues for each product or each group of similar products for the reasons described below. We will so state in future filings. We will continue to review this topic each reporting period to determine if it becomes practicable to report for each product or group of similar products.

Every single product we produce is custom and unique - each product is a unique design, made to a specific customer`s blueprint and of use only to that customer. In that sense, we are similar to a job shop. We are currently starting production of our 1,655th unique product. Although all parts are not produced each quarter, it is obviously impracticable to report revenue by individual product. Besides being impracticable, in most cases our customers specifically obligate us to not report revenue for their products unless it is legally required.

We have only one product line: we produce custom components used to house and interconnect high-density electronics. We do not track revenue internally by any product grouping, nor do we make operating decisions and assess performance on product groupings or business segments; we track revenue and manage the business only as a whole because we operate in only one business segment, that segment being the production of custom components used to house and interconnect high-density electronics.

Our products are eventually used in hundreds of end applications, and we comment on end applications because we believe it is helpful for our investors to know where our products are used. However, in many cases the end application is several levels removed from us. (For example, we sell to a chip manufacturer who sells to a circuit board manufacturer who sells to a subcomponent manufacturer who sends to the system builder who sells to the end user). In some cases we are selling directly to the OEM who is building a system, in other cases we are selling to another component manufacturer (e.g., a chip manufacturer) as described above. In many cases customers will tell us in what systems they are using our components, in many cases the customers will not tell us in what systems they will be using our components.

Each reporting period we analyze changes in revenue by individual product, and then look for any patterns in these individual changes that would help us and help our investors understand the reasons for changes in revenue. The patterns we find vary from accounting period to accounting period: in some cases the end application is a relevant grouping, in other cases geography is a relevant grouping, in other cases type of customers (contract assemblers versus OEMs, etc.) is a relevant grouping. Our SEC filings, including our press releases on Form 8-K show, over time, comments on all these parameters.

We do not have today and have not been able to develop in the past a meaningful, clearly-defined, consistent grouping of our 1,655 custom products that would be useful either for internal management or external reporting from period to period. We do however, seek to provide our investors with the clearest, most accurate information regarding changes in revenue by commenting on any patterns we see as described above, and by making them aware of some of the various end applications in which our products are eventually used.

As requested in your letter, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any additional feedback or questions you may have. We are fully committed to full compliance with all SEC regulations, and to full disclosure to the public.

Sincerely,

/s/ Grant Bennett

Grant Bennett
President